Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet [retweeted by Sprint]: No doubt about it—@Sprint employees will be critical in combined @Sprint & @TMobile. We’ll help launch #5GForAll incl. rural communities, h competition, drive prices i & create THOUSANDS of jobs in #KC & beyond. Details: allfor5g.com

http://www.kansascity.com/opinion/letters-to-the-editor/article211135299.html

The following communication was made available by Marcelo Claure, Chief Executive Officer of Sprint, on Facebook:

Facebook post [shared by Sprint]: No doubt about it — Sprint employees will be critical in combined Sprint & T-Mobile. We’ll help launch #5GForAll incl. rural communities, h competition, drive prices i & create THOUSANDS of jobs in #KC & beyond. https://bit.ly/2rJTl0H Details: https://allfor5g.com

http://www.kansascity.com/opinion/letters-to-the-editor/article211135299.html

The following communication was made available by Marcelo Claure, Chief Executive Officer of Sprint, on LinkedIn:

LinkedIn post: No doubt about it - Sprint employees will be critical in combined Sprint & T-Mobile. We’ll help launch #5GForAll incl. rural communities, h competition, drive prices i & create THOUSANDS of jobs in #KC & beyond. Details: http://bit.ly/2jXOeqd https://bit.ly/2rJTl0H

http://www.kansascity.com/opinion/letters-to-the-editor/article211135299.html

http://www.kansascity.com/opinion/letters-to-the-editor/article211135299.html:

LETTERS TO THE EDITOR

Letters: Readers discuss facts about unions, Iran policy and Sprint’s future

May 14, 2018 08:30 PM

Updated May 14, 2018 08:30 PM

Living in the past

I laughed out loud when I read Mark Mix’s angry anti-union screed Sunday. (19A, “Open airport construction jobs to all workers”)

I am not now a union member, nor have I ever been. But I’ve never seen a more wildly inaccurate and unfair attack on unionization.

Mix talks darkly about the evil “big labor” and its selfishness and greed. There is no more big labor, thanks to unremitting attacks on organized labor by Republicans in the deep South and in hard-right Midwestern states.

Since 1950, labor unions have been in steady decline. Only about 6.5 percent of the private-sector workforce is unionized, according to the Bureau of Labor Statistics. As a result, wages have stagnated and income inequality has increased dramatically. The result is declining living standards for the first time since the Great Depression.

Mix states ominously that minorities are being excluded from union jobs. This is a flat-out lie. About 30 percent of private-sector union members are female and 14.5 percent are black, according to A+E Networks’ History.com.

Mix’s National Right to Work Committee says it has “no billionaire benefactor,” but multiple reports have documented its funding by dark money from people such as the Koch brothers. The Kochs apparently hate unions because of the $200-per-week earning differential between non-unionized and unionized workers. That’s how they became billionaires.

Richard Warrick

Lawrence

Seriously?

In Bret Stephens’ commentary Saturday, he praised President Donald Trump for pulling out of the Iran nuclear deal. (9A, “A courageous call from Trump on a truly lousy Iran deal”)

One sentence was particularly astounding: “He was absolutely right to do so — assuming, that is, serious thought has been given to what comes next.”

Are you kidding me? When has Trump shown any ability to consider, or even understand, the consequences of his actions? Serious thought is not one of his abilities.

There will be consequences from all of Trump’s ill-thought-out actions, none of which will be good for the country.

Edward Knight

Leawood

Sprint’s future

I want to correct inaccurate and misinformed comments regarding Sprint’s merger with T-Mobile and its impact on local jobs and on consumers nationwide, which appeared in Steve Rose’s most recent column. (May 12, 9A, “Sprint/T-Mobile merger likely to be approved”) While I understand that it is only natural for people to have questions about transactions like this one, I feel it’s important that your readers understand the facts.

First, combining our companies will create thousands of jobs, and we will keep two headquarters: one in Seattle and one in Overland Park. Both of these headquarters will play critical roles, and we plan to hire additional employees in both locations to support the growth of the merged company. For example, the new company plans to invest $40 billion to build the most advanced nationwide 5G network. Launching 5G requires more people and talent, including the expertise of our world-class employees in Kansas City and elsewhere. This includes rural America, where we will expand coverage and also add hundreds of new stores and thousands of new jobs.

The column also suggested that consumers will not benefit from this combination. It’s actually quite the opposite. By joining forces with T-Mobile, we’ll have the scale and resources to provide U.S. consumers and businesses with more choice, more competition and lower prices in key underserved areas — including rural communities, home broadband and business and government wireless services.

This will only be possible with a combined Sprint/T-Mobile. As standalone companies, there is no doubt that we are disruptors. But as a combined company, we will have the resources to execute on a greater scale and far more quickly, which will force competitors to follow suit.

The bottom line is the combined company will deliver the best nationwide 5G network, incredible products and services at lower prices, and will create thousands of jobs.

I want to reassure your readers that the combination of Sprint and T-Mobile will be good for everyone — the U.S., consumers, businesses, shareholders and employees, including those in the Kansas City area.

This is not the end of our story: It is the beginning of a very exciting new chapter.

Marcelo Claure

CEO, Sprint

Overland Park

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is from an email to Sprint employees:

Partners –

We have an exciting 5G update. Today we announced that New York City, Phoenix and our hometown of Kansas City have been added to our growing list of first 5G markets. These three markets join Atlanta, Chicago, Dallas, Houston, Los Angeles and Washington, D.C. as the first locations where we’ll launch 5G in the first half of next year. We’re initially targeting some of the biggest cities in the country as part of our broader nationwide plan for 5G.

These cities were chosen for their large customer base, critical mass of 2.5 GHz cell sites, and availability of ample spectrum. We’re making great progress rolling out our 5G equipment in these markets. As promised, we began deployment in April and our first sites are on-air and being tested in New York City, Los Angeles and Dallas. Additional equipment will be rolling out more broadly in the coming months.

Award-Winning 5G Strategy

We have a smart approach to 5G and I’m proud to share that Sprint has won a prestigious Leading Lights Award for “Most Innovative 5G Strategy.” This industry award from Light Reading is important recognition of our use of 2.5 GHz and game-changing Massive MIMO technology to deploy 5G.

Massive MIMO can increase network capacity up to 10 times that of current LTE systems.

The beauty of the technology is that it will dramatically increase the performance of our 4G LTE network, and when 5G is available, with a simple software update we’ll be able to use the same radios to launch 5G.

It is important to point out that we developed Massive MIMO technology not just for 5G, but to enhance the performance of our 4G LTE network. With Massive MIMO in split mode, we are able to “kill 2 birds with one stone” and launch 5G simultaneously with LTE on the same hardware. We can pull this off because we are one of the few operators in the world with enough capacity to operate LTE and 5G on the same spectrum band (2.5 GHz). So, as we densify our network with more 2.5 GHz LTE, we can add 5G capabilities to the same cell sites, rather than having to build out our 5G network on entirely new sites or small cells.

Our 5G strategy will be a great fit with T-Mobile. With their 600 MHz spectrum and our depth of 2.5 GHz spectrum, together we can build the best nationwide mobile 5G network. And we can fuel a wave of innovation and disruption across the U.S. and the globe. As a combined company, we’ll also be able to better serve rural communities, and compete in areas beyond the traditional wireless business, such as home broadband, video and IoT.

The network team is full steam ahead executing Sprint’s Next-Gen Network build plan. With our $5-6 billion investment for FY18, we’re turning up more capacity and coverage for our customers, and improving speed and reliability across the country. We’re working hard to give Sprint customers an even better network experience as we also build for the future of an amazing combined company with T-Mobile.

Congratulations to the forward-thinking teams that develop our winning strategies, and thank you to all the teams that make our network better every day. This is an exciting time and we look forward to reaching many new milestones in the months ahead on our path to Sprint 5G.

John Saw

Chief Technology Officer

John.Saw@sprint.com

If you’d like to share this information outside of Sprint, please find today’s announcement in the Sprint Newsroom.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.